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                                                                          Ex 4.3


            SECOND AMENDMENT TO TALX CORPORATION OUTSIDE DIRECTORS'
                               STOCK OPTION PLAN

     WHEREAS, TALX Corporation ("Company") adopted the TALX Corporation Outside Directors' Stock Option Plan ("Plan"); and

     WHEREAS, the Company retained the right to amend the Plan pursuant to
Section VII thereof; and

     WHEREAS, the Company desires to amend the Plan to permit the award of restricted stock to outside directors of the Company;

     NOW, THEREFORE, effective as of July 13, 2004, the Plan is amended as follows:

     1. Section 2 G is revised to read as follows:

          "Participant" means an Outside Director who is granted a stock option or restricted stock.

     2. The following sentence is added at the end of Section III:

          In addition to the foregoing, there shall also be available 50,000 shares of the Company's Common Stock for the grant of restricted stock. Any shares of restricted stock which are forfeited shall again be available for the grant of restricted stock.

     3. Section IV is amended to read as follows:

          Stock options and restricted stock may be granted under the Plan only to Outside Directors.

     4. Sections VI through X are renumbered Sections VII through XI, respectively.

     5. A new Section VI is added to read as follows:

          SECTION VI.  RESTRICTED STOCK

             A. Grant of Restricted Stock. Upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors may award Outside Directors a total of not more than 12,000 shares of restricted stock per year.

             B. Vesting of Restricted Stock. A Participant who is awarded shares of restricted stock shall become vested in such stock in an amount equal to 1/3 the number of shares subject to such award for each year of service as an Outside Director following the award of such restricted stock with 100% vesting after 3 years of such service. Notwithstanding the foregoing, in the event of a Change in Control, or a Participant's termination of service as an Outside Director on account of death or Disability, the Participant (or the Participant's beneficiary if the Participant has died) shall become 100% vested in such shares of restricted stock.

             C. Termination of Service. If a Participant who has been awarded restricted stock terminates service as an Outside Director for reasons other than death or Disability, he or she shall forfeit all shares of restricted stock not then vested.

     6. The following is added at the end of Section XI:

          The Second Amendment to the Plan was adopted on July 13, 2004 and shall become effective upon approval of the shareholders within one year after such adoption. If such approval is not given, the Second Amendment shall be void and of no further force or effect.


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     IN WITNESS WHEREOF, the foregoing Second Amendment was adopted on July 13,
2004.

                                          TALX CORPORATION

                                          By:    /s/ WILLIAM W. CANFIELD
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